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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.4)*


JETRONIC INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


477178108
--------------------------------------------------------------------------------
                                 (CUSIP Number)




Robert L. Gipson c/o Ingalls & Snyder LLC 61 Broadway, New York, NY  10006
(212) 269-7827
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


May 15, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 477178108                 Schedule  13D        Page 2 of 5 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert L. Gipson           ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

PF;WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK STATE

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    361,231 shares owned directly by Mr. Gipson
    OWNED BY
                  8    SHARED VOTING POWER
      EACH
   REPORTING      371,779 shares owned by Ingalls and Snyder Value Partners,
                  L.P. ("ISVP").  Robert L. Gipson is a General Partner of ISVP.
                  (Assuming exercise of the preferred stock warrants and the subsequent conversion of the preferred stock into common stock as more fully described in Item 4, below).

     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  361,231 directly owned by Mr. Gipson

                  10   SHARED DISPOSITIVE POWER

                  371,779 directly owned by ISVP (See Item 8, above).

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        733,010 including shares owned by ISVP (See Item 8, above).

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.2% (Based on 4,044,499 shares outstanding as of January 31, 1998 pursuant to the Company's Form 10K for the period ended January 31, 1998 and assuming the issuance of 440,000 shares of common stock issuable pursuant to the conversions described in Item 8, above and Item 4, below.)

  14   TYPE OF REPORTING PERSON*

IN------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 477178108                 Schedule  13D        Page 3 of 5 Pages


Item 1.  Security and Issuer

(a) Title of Class of Equity Securities:        Common
(b) Name and Address of Issuer's        Jetronic Industries, Inc.
    Principal Executive Offices:        4200 Mitchell Street
                                        Philadelphia, PA   19128

Item 2.  Identity and Background

GIPSON

(a)     Name:                           Robert L. Gipson
(b)     Business Address:               c/o Ingalls & Snyder LLC
                                        61 Broadway
                                        New York, NY    10006
(c)     (1)Present Occupation:

        Stockbroker and a Managing Director of Ingalls & Snyder LLC, a registered broker-dealer and an investment advisor registered with the
Securities and Exchange Commission pursuant to the Investment Advisory Act of 1940. Mr. Gipson (Gipson) is a general partner of and holds a limited partnership interest in Ingalls & Snyder Value Partners L.P., a New York Limited Partnership.

(d)     Criminal Proceedings:                   N/A

(e)     Securities Law Proceedings:             N/A

(f)     Citizenship or State of Organization:   USA

INGALLS & SNYDER VALUE PARTNERS, L.P.

(a)     Name:                     Ingalls & Snyder Value Partners, L.P.
(b)     Business Address:         61 Broadway
                                  New York, NY    10006
(c)     (1)Present Occupation:

        Ingalls & Snyder Value Partners L.P.("ISVP"), is a New York
Limited Partnership managed by Ingalls & Snyder LLC under an investment advisory contract. Gipson and Thomas O. Boucher, Jr. are the General
Partners of ISVP. ISVP beneficially owns 371,779 shares of the subject company ( assuming exercise of the preferred stock warrants and the subsequent conversion of the preferred stock into common stock as more fully described in
Item 4, below). Gipson may be deemed to be the beneficial owner of the ISVP shares.

(d)     Criminal Proceedings:                   N/A

(e)     Securities Law Proceedings:             N/A

(f)     Citizenship or State of Organization:   USA


Item 3.  Source and Amount of Funds or Other Consideration

        (a)Source:      Personal Funds (Gipson)
                        Working Capital (ISVP)

        (b)Amount:      $34,135.38-  (Gipson)
                        $32,743.00-  (ISVP)

Item 4.  Purpose of Transaction

     As of the date of this filing, Gipson beneficially owns the shares of common stock reported in Item 5(a) for investment purposes. Pursuant to an agreement between Jetronic, on the one hand, and certain holders of the 10% debentures due 12/21/99,(principally ISVP), on the other hand, the holders gave Jetronic the option to retire all of the debentures and deferred interest at a discount to face value until May 15, 1998, in exchange for Jetronic issuing to the holders 220,000 warrants to acquire one share of preferred stock with an exercise price of $.10 per warrant. The preferred stock holders have the right to elect 50% of a reconstituted board of directors. In addition, the preferred stock is convertible into the common stock of Jetronic on a share for share basis. Jetronic failed to exercise its option by May 15, 1998. The company was required to issue an additional 220,000 warrants on that date.

Item 5.  Interest in Securities of the Issuer

(a) (1)A total of 733,010 shares, represented by 361,231 shares directly owned by Gipson. Gipson is a general partner of (and holds a limited partnership interest in ISVP) and, therefore, may be deemed to be the beneficial owner the ISVP shares.

CUSIP No. 477178108                 Schedule  13D        Page 4 of 5 Pages

(2) 17.2% (Based on 4,044,499 shares outstanding as of January 31, 1998 pursuant to the Company's Form 10K for the period ended January 31, 1998 and assuming the issuance of 440,000 shares of common stock issuable pursuant to the conversions described in Item 8 and Item 4, above.) Assuming the ISVP ownership specified in 5(a)(1)and the issuance of 440,000common shares as described in Item 4, above.

(b) (1)Sole Power to vote or direct the vote:

361,231 directly owned shares.

(2)Shared power to vote or direct the vote:

     371,779 directly owned by ISVP. Gipson may be deemed to share voting power with Thomas O. Boucher, Jr. and ISVP. Mr. Boucher is a stockbroker, a general partner of ISVP and a Managing Director of Ingalls & Snyder LLC. He is a U.S. citizen. The name and address of his employer is Ingalls & Snyder LLC,
 61 Broadway, New York, NY   10006, and its principal business is stock
 brokerage.  ISVP is an investment partnership organized in New York.
 Its principal business is located at 61 Broadway, New York, NY   10006.

Items 2(d) and 2(e) are answered in the negative with respect to Mr. Boucher and ISVP, respectively.

(3)Sole power to dispose or direct the disposition:

361,231 directly owned shares.


(4)Shared power to dispose or direct the disposition:

     371,779 directly owned by ISVP. (Assuming exercise of the preferred stock warrants and the subsequent conversion of the preferred stock into common stock as more fully described in Item 4, above). Gipson may be deemed to share dispositive power with Ingalls & Snyder LLC, a registered broker-dealer, investment advisor pursuant to the 1940 Act, and a New York Limited Liability Co of which Gipson is a Managing Director. Ingalls & Snyder's principal business and office is set forth in Item 5(b)(2). Items 2(d) and 2(e) are answered in the negative with respect to Ingalls & Snyder LLC.


(c) Ingalls & Snyder Value Partners, L.P.

(1) July 7, 1994

(2) Bought 65,286 Restricted Common

(3) $.50 per share

(4) Agency cross (Section 4(1/2)( Transaction by
Ingalls & Snyder, 61 Broadway, New York, NY   10006

(d) Yes

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a) Article 11 of the Agreement of Limited Partnership of ISVP, dated as of December 15, 1992, provides that Messrs. Boucher and Gipson, as general partners of ISVP, are authorized and empowered to vote securities held by ISVP. Incorporated herein by reference, see Item 7 below.

(b) The Subordinated Debenture Agreement Dated May 4, 1998. Incorporated by reference see Item 7 below.
 2.


Item 7.  Material to be Filed as Exhibits

Exhibit 1
         Relevant portions of the partnership agreement for Ingalls & Snyder Value Partners L.P. Incorporated by reference to Mr. Gipson's First Amended 13D filed for Jetronic Industries, filed on July 7, 1994.

Exhibit 2
        Jetronic Subordinated Debenture Agreement dated May 4,1998. Incorporated by reference to Mr. Gipson's Third Amended 13D filed for Jetronic Industries, filed on May 4, 1998

CUSIP No. 477178108                 Schedule  13D        Page 5 of 5 Pages


Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:
                                             /Robert L. Gipson/---------------
                                             Signature


                                             --Robert L. Gipson----------------
                                             Name/Title

(120496DTI)